Exhibit 99.1

Eco Wave Power and C&S Welding Join Forces to Deliver First U.S. Wave Energy Pilot at Port of Los Angeles

California, US – July 21, 2025 – Eco Wave Power Global AB (publ) (Nasdaq; WAVE), a leader in onshore wave energy technology, is proud to announce that it has signed an agreement with C&S Welding Inc., a premier California-based industrial and maritime contractor, for the installation of its wave energy floaters and the company’s energy conversion unit at the Port of Los Angeles.

This milestone agreement marks the final step before deployment begins for Eco Wave Power’s first-ever onshore wave energy project in the United States.

C&S Welding Inc., headquartered in Wilmington, CA, is a certified Small Business Enterprise known for its excellence in welding, fabrication, and marine infrastructure projects. Founded in 2006 by Steve Crichton and now run by his son, Ian Crichton, C&S is a proud family-owned business. With zero lost-time accidents, industry-leading certifications (ASME, API 1104, ABS, L.A. City), and nearly two decades of successful projects in ports and coastal environments, C&S was a natural partner for the execution of this pioneering clean energy deployment.

“We’re excited to be part of this historic deployment of wave energy in the U.S.,” said Ian C., President of C&S Welding Inc. “Eco Wave Power’s technology represents real innovation in clean energy, and we’re proud to apply our expertise to help bring this project to life at the Port of Los Angeles. It’s a great opportunity for local industry to contribute to a more sustainable future.”

This announcement follows a series of rapid developments:

●	All floaters have been fabricated by All-Ways Metal, a woman-owned, California-based business.

●	All floaters are expected to be fully assembled in the upcoming week, keeping the installation timeline on track.

●	The project is hosted by AltaSea at the Port of LA, with Shell’s Marine Renewable Program providing co-investment and support.

“This collaboration with C&S Welding represents the final operational piece of our U.S. rollout puzzle,” said Inna Braverman, CEO of Eco Wave Power. “With the floaters complete and a trusted local installer now in place, we are full speed ahead toward installation. The future of wave energy in the U.S. is becoming a reality—right here in Los Angeles.”

About the Port of Los Angeles Pilot

This landmark pilot will demonstrate Eco Wave Power’s patented onshore wave energy technology, where floaters are attached to existing marine structures and connected to a land-based conversion unit that transforms wave motion into clean electricity. The system is designed for scalability, low maintenance, and minimal environmental impact—making it ideal for port and coastal infrastructure.

About C&S Welding Inc.

Founded in 2006 by Steve Crichton, C&S Welding Inc. is a family-owned enterprise specializing in welding, fabrication, structural steel, and marine infrastructure. Based in Wilmington, CA, and serving clients throughout the region and beyond, C&S has become a trusted name in port work, heavy-duty marine applications, and custom fabrication. Their work is backed by ASME, API, ABS, and Los Angeles City certifications, and a spotless safety record.

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that the agreement with C&S Welding Inc. is the final step before deployment begins for the Company’s first-ever onshore wave energy project in the United States, all floaters being fully assembled in the upcoming week, and the collaboration with C&S Welding Inc. being the final operational piece of the Company’s U.S. rollout. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.